November 19, 2024

Belinda Nucifora
Chief Financial Officer
Iris Energy Limited
Level 12; 44 Market Street
Sydney, NSW 2000 Australia

       Re: Iris Energy Limited
           Form 20-F for Fiscal Year Ended June 30, 2024
           File No. 001-41072
Dear Belinda Nucifora:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2024
Item 5. Operating and Financial Review and Prospects
Key Indicators of Performance and Financial Condition
Net electricity costs, page 92

1. You disclose that net electricity costs exclude the cost of REC purchases. We also note your disclosure that if your existing REC brokers were to stop selling RECs to you or otherwise limit the sale thereof, you would incur additional expense and resources to obtain sufficient RECs to maintain 100% renewable energy sources. Please explain your basis for excluding RECs from net electricity costs and
       how net electricity costs as presented fully reflect current electricity costs when you appear to disclose in your filing and prominently disclose on your website that you are powered by 100% renewable energy and the cost of RECs appears to be a component of this claim.
 November 19, 2024
Page 2
Liquidity and Capital Resources
Historical Cash Flows, page 102

2. Your disclosure of net cash provided by/used in operating, investing and financing activities appears to repeat information already provided in the statement of cash flows. Please revise future filings to include a quantitative and qualitative analysis of the drivers of the change in cash flows between periods and impact to future trends to provide a sufficient basis to understand changes in cash between periods. Refer to
       Item 5B and Instructions 1 and 9 to Item 5 of Form 20-F for guidance. Notes to the consolidated financial statements
Note 2. Material accounting policies
Revenue and other income recogntion
Bitcoin mining revenue, page F-15

3. We note your bitcoin mining revenue policy. Please address the following:
           You disclose that that your performance obligation is to provide computing power
         (hashrate), however we observe that hashrate is speed, generally quoted in computations per second. We believe your disclosure requires a more precise description of your performance obligation. Please tell us whether a more accurate description of your performance obligation is a service to perform hash calculations for the pool operator, and if so, represent to us that you will revise your disclosure in future filings.
           You disclose that your mining pool contracts can be terminated at any time by either party without substantive compensation to the other party for such termination, that upon termination, the mining pool operator (i.e., the customer) is only required to pay amounts due related to previously satisfied performance obligations and that therefore, the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. Confirm for us that your agreements are continually renewed as a result of either party being able to terminate the agreement at any time without penalty and therefore result in a duration that is less than 24 hours. If this is true, represent to us that you will revise your disclosure in future filings to properly state the causal relationship
         (i.e., contracts are less than 24 hours in duration as a result of them being continuously renewed and not vice versa) and link the continuously renewal determination to the termination rights in your agreements.
4. You disclose on page 88 and elsewhere that you liquidate all the Bitcoin you mine daily, that the mining pools you utilize transfer the Bitcoin earned to Kraken on a daily basis and that you typically withdraw fiat currency proceeds from Kraken on a daily basis. We note that you also classify receipts from bitcoin mining activities within cash flows from operating activities. Please address the following:
           Represent to us that you will disclose your accounting policy for crytpo assets in future filings and separately tell us your basis therefor if you classify bitcoin other than an intangible asset in accordance with IAS 38.
           Tell us how you considered IAS 7.16(b) which gives cash receipts from sales of intangible assets as an example of cash flows arising from investing activities.
           Provide us the general time frame you hold cryptocurrencies mined, including the
 November 19, 2024
Page 3

          average, maximum and minimum time you held them during the periods presented.
AI cloud services revenue, page F-16

5. We note that you recognize AI cloud service revenue, which is measured at fair value, ratably over the enforceable term of the contract as services are provided. Please address the following:
           Tell us and enhance future filings to more fully describe the AI cloud services you provide;
           Tell us and enhance future filings to identify the specific rights and performance obligations of each of the parties in the arrangements for the AI cloud services you provide, the nature of consideration you receive, i.e. cash or otherwise, and your application of the authoritative accounting guidance; and Tell us whether your AI cloud service contracts meet the definition of a lease
           under IFRS 16 and provide a discussion of your analysis.
Note 4. Operating segments, page F-24

6. We note that you disclose Australia as the geographical region for which the substantial majority of the revenue services were provided whereas you disclose that the underlying assets utilized to generate these revenues are predominantly located in
       North-America. Please tell us your basis for apparently allocating all your mining revenues to Australia and represent to us that you will disclose the basis for allocating revenue to individual countries. Refer to IFRS 8: Operating Segments; paragraph
       33(a).
Note 14. Property, plant and equipment, page F-33

7. We note the $91,608,000 of impairment charges recorded in fiscal 2023 and the reversal of $108,000 of those charges associated with development assets in fiscal
       2024. We also note the $12,961,000 impairment of computer hardware prepayments in fiscal 2023 as disclosed in Note 12 on page F-31. Please address the following as it relates to the portion of the impairments not associated with the Non-Recourse SPVs that were deconsolidated on February 3, 2023 and reference for us, where appropriate, the specific authoritative literature you relied upon to support your accounting:
           Provide us your analyses supporting the impairments of both mining hardware and computer hardware prepayments. Separately for each of these impairments, ensure that your response includes, but is not limited to, the following:
             o Confirm that you recorded the impairments at December 31, 2022 or tell us specifically when during the quarter then ended that you recorded the impairments;
             o The impairment indicators identified;
             o How you determined the recoverable amounts; and
             o The recoverable amounts derived.
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Page 4

             As the general market prices of bitcoin improved dramatically during fiscal 2024
           (especially toward the middle and latter part of the year) since December 31,
           2022, tell us your consideration for reversing part of the impairments recorded.
Note 24. Financial Instruments
Power Supply Agreement, page F-44

8. We note that you entered into a Power Supply Agreement (PSA) for the procurement of electricity at the Childress site in which you have the right to purchase a fixed quantity of electricity in advance at a fixed price, with no obligation to take physical delivery and any unused electricity purchased is sold to the PSA counterparty at the prevailing spot price at the time of curtailment. Please tell us and enhance future filings to clarify the following:
           The term of the PSA and total MWs that you have the right to purchase;
           You characterize the electricity financial asset as "prepaid electricity" on page F-
            18 and the right to purchase electricity "in advance" on page F-44. In your response to the preceding bullet, explain how far in advance payments are made for future electricity purchases and the frequency and timing of additional payments under the PSA;
           Provide more detail on how you apply the forward price approach identified on pages F-18 in Note 2 and F-45 in Note 25. In this regard, you indicate that the fair value of the electricity financial asset is calculated by multiplying the quantity of electricity prepaid by a forward price in the principal market but it is unclear whether you prepay for electricity for the entire duration of the PSA. If you do not prepay for the entire contract, tell us your consideration for valuing the asset over the entire duration of the contract;
           What the unrealized loss represents if unused electricity is sold and the fair value is determined using the forward price approach;
           If true, that power usage is not a variable input in fair value determination of the
            PSA fair value as under the terms of the PSA, the price and quantity of power are fixed. If not true, tell us why not; and Enhance your rollforward of the change in fair value to disaggregate financial
            assets realized between gains and losses and/or change in forward prices for the periods presented. In this regard, as you either use power or elect to sell it back in exchange for credits against future power costs, it would appear that settlements occur each period. In your response, tell us how settlements are calculated for purposes of the requested disclosure and how such amounts reconcile to the realized gain on financial assets recognized of $ 4.1 million.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 19, 2024
Page 5



       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Marcel Fousten